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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       October 17, 2002

NATIONAL GRID GROUP plc

(Registrant’s Name)

15 Marylebone Road
London
NW1 5JD
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: October 17, 2002

ANNEX 1 - Summary

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements to the London Stock Exchange

for October 17, 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

Announcements

1.           National Grid Group plc and Lattice Group plc - SEC Authorisation Received.

2.           Scheme of Arrangement in relation to the proposed merger of Lattice Group plc with National Grid Group plc (High Court Sanction).

____________________________________________________________________________________________

National Grid (Logo)                                                     Lattice (Logo)

For Immediate Release                                                  17th October 2002

National Grid Group plc and Lattice Group plc
SEC Authorisation Received

National  Grid Group plc  (“National  Grid”)  and  Lattice  Group plc  (“Lattice”)  announce  that  yesterday  National  Grid  received authorisation  from the US  Securities  and  Exchange  Commission,  under the Public  Utilities  Holding  Company Act of 1935,  for its
proposed  financing  arrangements  in respect of its merger with Lattice to form  National  Grid Transco (the  “Merger”).  This was the final regulatory approval outstanding in the US.

The Merger  therefore only remains subject to the sanction of the Lattice Scheme of Arrangement  (the “Scheme”) by the High Court,  the
Scheme  becoming  effective and admission of the New National Grid Transco Shares to the Official List of the UK Listing  Authority and
to trading on the London Stock Exchange.  All other conditions to the Merger have now been waived or satisfied.

As previously announced,  the hearing of the petition to sanction the Scheme has been arranged for today.  Accordingly,  subject to the
High Court sanctioning the Scheme at that hearing, National Grid and Lattice expect:
-        the Lattice Scheme Record Time to be 6.00pm on 18 October 2002, the last day of dealings in Lattice Shares;
-        the Lattice Scheme Effective Date to be 21 October 2002, and the following events to take place on that date:
-        completion of the Merger;
-        the change in National Grid’s name to National Grid Transco plc;
-        admission of the New National  Grid Transco  Shares to the  Official  List of the UK Listing  Authority  and to trading on the
         London Stock Exchange;
-        commencement of dealings in New National Grid Transco Shares on the London Stock Exchange; and
-        crediting of New National Grid Transco Shares to the relevant CREST accounts; and
-        the New National  Grid Transco  Share  certificates  to be dispatched  to the relevant  Lattice  Shareholders  no later than 4
         November 2002.

Terms used in this  announcement  shall  have the same  meaning as in the  respective  Circulars  circulated  by  National  Grid to its shareholders and by Lattice to its shareholders, in both cases dated 14 June 2002.

Enquiries:

National Grid                                               Lattice
Investor Relations                                          Investor Relations
Marcy Reed             44 (0) 20 7312 5779                  Gary Rawlinson            44 (0) 20 7389 3218
Terry McCormick        44 (0) 20 7312 5785
Louise Clamp           44 (0) 20 7312 5783

Media Relations                                             Media Relations
Clive Hawkins          44 (0) 20 7312 5757                  Gillian Home                 44 (0) 20 7389 3212
                                                            Jim Willison                 44 (0) 20 7389 3213

Citigate Dewe Rogerson                                      The Maitland Consultancy
Anthony Carlisle  44 (0) 20 7638 9571                       Angus Maitland            44 (0) 20 7379 5151

For immediate release - 17 October 2002

                                             Lattice Group plc and National Grid Group plc

                                      Scheme of Arrangement in relation to the proposed merger of
                                            Lattice Group plc with National Grid Group plc

Lattice Group plc (“Lattice”) and National Grid Group plc (“National  Grid”) are pleased to announce that at a hearing today,  the High
Court  sanctioned the Scheme of  Arrangement  between  Lattice and its  shareholders  (the “Scheme”)  pursuant to which the merger with
National Grid (the “Merger”) is to be implemented.

As  previously  announced,  National Grid and Lattice  expect to implement  the Scheme and complete the Merger on 21 October 2002.  The last day of dealings in Lattice  Shares will be 18 October  2002.  Upon  completion of the Merger,  Lattice will become a  wholly-owned subsidiary of National Grid which will change its name to National Grid Transco plc.

In accordance with the Scheme,  Lattice shareholders will, upon completion of the Merger,  receive 0.375 of a New National Grid Transco
Share for each Lattice  Share held at 6.00 pm on 18 October  2002.  Fractional  entitlements  to a New National Grid Transco Share will not be issued to Lattice  Shareholders  but will be  aggregated,  sold in the market and the relevant  proceeds  distributed to Lattice
Shareholders, pro rata to their fractional entitlements.

Dealings in the New National Grid Transco  Shares issued  pursuant to the Scheme are expected to commence on the London Stock  Exchange under the name of National  Grid Transco plc and the symbol  “NGT” at 8.00 a.m. on 21 October  2002.  National  Grid ADSs will trade on the New York Stock Exchange under the name of National Grid Transco plc and the symbol “NGG”.

Terms used in this  announcement  shall  have the same  meaning as in the  respective  Circulars  circulated  by  National  Grid to its shareholders and by Lattice to its shareholders, in both cases dated 14 June 2002.

Enquiries:

Lattice                                                      National Grid
Investor Relations:                                          Investor Relations:
Gary Rawlinson 44 (0) 20 7389 3218                           Marcy Reed 44 (0) 20 7312 5779
                                                             Terry McCormick 44 (0) 20 7312 5785
Media Relations:                                             Louise Clamp 44 (0) 20 7312 5783
Gillian Home 44 (0) 20 7389 3212                             Bob Seega  (1) 508 389 2598
Jim Willison 44 (0) 20 7389 3213
                                                             Media Relations:
The Maitland Consultancy                                     Clive Hawkins 44 (0) 20 7312 5757
Angus Maitland 44 (0) 20 7379 5151
                                                             Citigate Dewe Rogerson
                                                             Anthony Carlisle 44(0) 20 7638 9571